

February 12, 2025

Alvaro Quintana Cardona
Chief Financial Officer
iQSTEL Inc
300 Aragon Avenue, Suite 375
Coral Gables, FL 33134

      Re: iQSTEL Inc
          Form 10-K for the Year Ended December 31, 2023
          Response dated February 5, 2025
          FIle No. 000-55984

Dear Alvaro Quintana Cardona:

We have reviewed your February 5, 2025 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 27, 2025 letter.

Form 10-K for the Year Ended December 31, 2023
Audited Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

1.   We note your response to prior comment 1 and your response to comment 2 in your letter dated December 4, 2024. Disclose as part of your revenue recognition policy disclosure your basis for reporting revenue on a gross basis. In your response to this comment, please provide us example disclosure of what you will provide in future filings.

2.   We note your response to prior comment 1. Please expand your revenue recognition policy, business, and MD&A disclosures in future filings so that the nature of your revenue generating business including your customers, the services you provide, your performance obligations, the vendor networks you utilize, and the cash

flows in your arrangements are wholly transparent to readers, consistent with what was communicated to us in your letters dated February 5, 2025 and December 4, 2024. In this regard, an illustration of the usage and provision of services similar to what you provided to us in your response may be helpful. In your response to this comment please provide us with examples of the disclosures you will provide.

3. We note in your response to prior comment 1 you refer to an answer-seizure ratio ("ASR"). Please tell us whether management uses key performance indicators or usage metrics, such as ASR, in managing the business. If so, please disclose and discuss in future filings or explain why you believe the metrics would not be key indicators of the Company's operating performance. Refer to Item 303(a) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology